UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42027

mF International Limited

Unit 1801, Fortis Tower, 77-79 Gloucester Road,

Wan Chai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Appointment of an Officer

As previously reported on a Current Report on Form 6-K filed by mF International Limited (the “Company”) filed with the Securities and Exchange Commission on March 14, 2025, Ms. Sui Yee Yeung tendered her resignation as the Chief Financial Officer (“CFO”) of the Company with immediate effect on March 10, 2025 due to personal reasons.

To fill the vacancy created by Ms. Sui Yee Yeung’s departure, on March 20, 2025, the board of directors of the Company appointed Mr. Yun Pan Lau as CFO of the Company. The appointment of Mr. Yun Pan Lau as CFO has no specific term and can be terminated by either Mr. Lau or the Company with three-months advance notice. The biographical information of Mr. Yun Pan Lau is set forth below.

Mr. Yun Pan Lau, age 50, has more than 15 years of experience working in the financial industry in Hong Kong. Prior to joining the Company, Mr. Lau worked as a financial controller at Eternity Investment Limited (HKEX: 764), a Hong Kong-based investment holding company principally engaged in money lending, securities investment, property development and investment in Hong Kong and China, and the sales of jewelry products, between March 2009 and September 2024. Mr. Lau is a certified public accountant of the Hong Kong Institute of Certified Public Accountants and a qualified member of the Association of Chartered Certified Accountants. Mr. Lau received his bachelor’s degree in business administrative management from the University of South Australia in 2004.

Mr. Lau does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mF International Limited

Date: March 26, 2025	By:	/s/ Chi Weng Tam
	Name:	Chi Weng Tam
	Title:	Chief Executive Officer and Executive Director

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